UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

PEOPLES FINANCIAL CORPORATION
(Name of Registrant as Specified In Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL VALUE PARTNERS VII, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL VALUE LLC JOSEPH STILWELL MEGAN PARISI STEWART F. PECK
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PEOPLES FINANCIAL CORPORATION

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2026 ANNUAL MEETING OF STOCKHOLDERS

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SUPPLEMENT DATED MARCH 24, 2026 TO THE PROXY STATEMENT OF

STILWELL ACTIVIST INVESTMENTS, L.P.

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL CORPORATION

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PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN UNIVERSAL PROXY CARD TODAY

Dear Fellow Stockholders:

Stilwell (as defined below) is one of the largest stockholders of Peoples Financial Corporation (the “Corporation” or “Peoples Financial”), which, together with certain other participants in its solicitation, beneficially own an aggregate of 738,135 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of the Corporation, representing approximately 15.99% of the Corporation’s outstanding shares of Common Stock. Stilwell is furnishing this Proxy Statement Supplement (the “Proxy Supplement”) and accompanying GREEN universal proxy card to the holders of the Common Stock in connection with the solicitation of proxies to elect Stewart F. Peck (the “Stilwell Nominee”) to the Board of Directors of the Corporation (the “Board”) at the Corporation’s 2026 Annual Meeting of Stockholders scheduled to be held on Wednesday, April 22, 2026, at 6:30 p.m., Central Time, at the Corporation’s offices located in The Swetman Building at The Peoples Bank, Suite 204, 727 Howard Avenue, Biloxi, Mississippi 39530 (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

Stilwell filed its Definitive Proxy Statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on March 9, 2026. The Corporation subsequently filed its Definitive Proxy Statement for the Annual Meeting with the SEC on March 18, 2026. This Proxy Supplement discloses certain information about the Annual Meeting included in the Corporation’s Definitive Proxy Statement that had not been publicly available at the time we filed our Definitive Proxy Statement. Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in our Definitive Proxy Statement remains applicable. All capitalized terms not defined herein shall have the meaning ascribed thereto in our Definitive Proxy Statement.

This Proxy Supplement is dated March 24, 2026, and is first being furnished to stockholders of the Corporation on or about March 24, 2026.

There are currently six (6) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. As described in more detail below and in our Definitive Proxy Statement, we are soliciting proxies to elect the Stilwell Nominee on the enclosed GREEN universal proxy card. In addition to the election of directors (“Proposal 1”), the other proposals on the agenda to be voted upon by stockholders at the Annual Meeting are: the ratification of the selection of the Corporation’s independent registered public accounting firm (“Proposal 2”) and the advisory (non-binding) approval of the compensation of the named executive officers of the Corporation (“Proposal 3”).

Stilwell and Peoples Financial will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on Stilwell’s enclosed GREEN universal proxy card. There is no need to use the Corporation’s white proxy card or voting instruction form, regardless of how you wish to vote. Unless specified otherwise, proxies will be voted (a) “FOR” the election of the Stilwell Nominee to the Board in Proposal 1, (b) “FOR” the ratification of the appointment of EisnerAmper LLP as the Corporation’s independent registered public accounting firm in Proposal 2, and (c) “AGAINST” the (non-binding) proposal to approve the compensation of the Corporation’s named executive officers in Proposal 3.

As set forth in the Corporation’s Definitive Proxy Statement, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 4, 2026 (the “Record Date”). Stockholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Corporation’s Definitive Proxy Statement, as of the Record Date, there were 4,617,466 shares of Common Stock of the Corporation outstanding.

IF YOU HAVE SUBMITTED A GREEN UNIVERSAL PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN UNIVERSAL PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE CORPORATION. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

As noted above, we are soliciting proxies to elect the Stilwell Nominee. Stilwell and Peoples Financial will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on Stilwell’s enclosed GREEN universal proxy card. There is no need to use the Corporation’s white proxy card or voting instruction form, regardless of how you wish to vote. Stockholders are permitted to vote for less than six nominees or for any combination (up to six total) of the Stilwell Nominee and the Corporation’s nominees on the GREEN universal proxy card. We believe the best opportunity for the Stilwell Nominee to be elected is by voting on the GREEN universal proxy card. Stilwell therefore urges stockholders using our GREEN universal proxy card to vote “FOR” the Stilwell Nominee. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The names, backgrounds and qualifications of the Corporation’s nominees, and other information about them, can be found in the Corporation’s Definitive Proxy Statement. There is no assurance that any incumbent director will serve as a director if the Stilwell Nominee is elected to the Board. For details regarding the qualifications of the Stilwell Nominee, please see our Definitive Proxy Statement filed with the SEC on March 9, 2026. If you need another copy of our Definitive Proxy Statement or this Proxy Supplement, please contact Okapi Partners LLC, which is assisting Stilwell with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this Proxy Supplement.

If you are a stockholder as of the Record Date, all GREEN universal proxy cards that have been submitted since the furnishing of our Definitive Proxy Statement and GREEN universal proxy card remain valid and will be voted at the Annual Meeting as marked. THEREFORE, IF YOU HAVE SUBMITTED A GREEN UNIVERSAL PROXY CARD, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION, AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN UNIVERSAL PROXY CARD, AND YOU SHOULD DISCARD AND NOT VOTE ANY WHITE PROXY CARDS.

THIS SOLICITATION IS BEING MADE BY STILWELL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE CORPORATION.

STILWELL URGES YOU TO SIGN, DATE AND RETURN THE GREEN UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE STILWELL NOMINEE. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE CORPORATION.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE CORPORATION’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED HEREIN AND IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN UNIVERSAL PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.okapivote.com/PFBX

SCHEDULE II

The following tables are reprinted from the Corporation’s Definitive Proxy Statement filed with the SEC on March 18, 2026.

IV. Voting Securities and Principal Holders Thereof

On March 4, 2026, the Company had outstanding 4,617,466 shares of its Common Stock, $1.00 par value, owned by approximately 353 shareholders. The following is certain information about the shareholders beneficially owning more than five percent of the outstanding shares of the Company. Shares held by the Employee Stock Ownership Plan (“ESOP”) for the benefit of these individuals are reflected in their respective totals. The ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of Common Stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of its Common Stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which they have received timely voting instructions. The trustee of the ESOP, The Asset Management and Trust Services Division of The Peoples Bank, Biloxi, Mississippi, has dispositive powers. Participants with shares allocated to their ESOP accounts have voting rights but no dispositive powers. Shares held by individuals through their 401(k) accounts are also reflected in their respective totals. Participants with shares allocated to their 401(k) accounts have voting rights and dispositive powers over those shares.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Nature of Beneficial Ownership	Percent of Class
Jeffrey L. Gendell 1 Sound Shore, Suite 304 Greenwich, CT 06830	464,816	(4)	10.07%
Thomas E. Quave P. O. Box 529 Biloxi, MS 39533	392,373	(1)	8.50%
Joseph Stilwell 200 Calle del Santo Cristo Segundo Piso San Juan, Puerto Rico 00901	738,135	(5)	15.99%
A. Tanner Swetman P. O. Box 529 Biloxi, MS 39533	866,029	(2)	18.76%
Chevis C. Swetman P. O. Box 529 Biloxi, MS 39533	508,476	(3)	11.01%

(1) Includes (i) shares allocated to Mr. Quave’s ESOP account; (ii) shares allocated to Mr. Quave’s 401(k) account; (iii) shares owned by Mr. Quave’s wife, of which Mr. Quave has neither voting rights nor dispositive powers; and (iv) shares owned by Mr. Quave’s minor children, of which Mr. Quave has voting rights and dispositive powers.

(2) Includes (i) shares allocated to Mr. Tanner Swetman’s ESOP account; (ii) shares allocated to Mr. Tanner Swetman’s 401(k) account; (iii) shares owned by Mr. Tanner Swetman and his wife jointly, of which Mr. Tanner Swetman shares voting rights and dispositive powers with his wife; (iv) shares owned by Mr. Tanner Swetman’s minor children, of which Mr. Tanner Swetman has voting rights and dispositive powers; (v) shares owned by Mr. Tanner Swetman’s IRA account, of which Mr. Tanner Swetman has voting rights and dispositive powers and (vi) shares owned by a private company, in which Mr. Tanner Swetman has a 94% ownership interest, of which Mr. Tanner Swetman has both voting rights and dispositive powers.

(3) Includes (i) shares allocated to Mr. Chevis Swetman’s ESOP account; (ii) shares allocated to Mr. Chevis Swetman’s 401(k) account; (iii) shares owned by Mr. Chevis Swetman and his wife jointly, of which Mr. Chevis Swetman shares voting rights and dispositive powers with his wife; (iv) shares owned by Mr. Chevis Swetman’s IRA account, of which Mr. Chevis Swetman has voting rights and dispositive powers; and (v) shares owned by the IRA account of Mr. Chevis Swetman’s wife, of which Mr. Chevis Swetman has neither voting rights nor dispositive powers.

(4) According to Amendment No. 7 to Schedule 13G filed with the SEC on February 14, 2023, by Jeffrey L. Gendell, as of December 31, 2022, Jeffrey L. Gendell, through limited liability companies for which he serves as managing member, has shared voting power and shared dispositive power with respect to shares of the Company’s Common Stock. The forgoing information has been included solely in reliance upon the disclosures contained in the referenced amended Schedule 13G.

(5) According to Amendment No. 23 to Schedule 13D filed with the SEC on March 10, 2026, by (i) Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”), (ii) Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”), (iii) Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”), (iv) Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments, and (v) Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively referred to herein as the “Stilwell Group”), the Stilwell Group, has shared voting power and shared dispositive power with respect to 738,135 shares of the Company’s Common Stock. The forgoing information has been included solely in reliance upon the disclosures contained in the referenced amended Schedule 13D.

V. Ownership of Equity Securities by Directors and Executive Officers

The table below sets forth the beneficial ownership of the Company’s Common Stock as of March 4, 2026, by persons who are currently serving as directors, persons nominated for election at the Annual Meeting and named executive officers. Also shown is the ownership by all directors, Company director nominees and executive officers as a group. The persons listed have sole voting and dispositive power as to all shares except as indicated. Percent of outstanding shares of Common Stock owned is not shown where less than one percent. Shares held by the Employee Stock Ownership Plan (“ESOP”) for the benefit of these individuals are reflected in their respective totals. The ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of Common Stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of its Common Stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which they have received timely voting instructions. The trustee of the ESOP, The Asset Management and Trust Services Division of The Peoples Bank, Biloxi, Mississippi, has dispositive powers. Participants with shares allocated to their ESOP accounts have voting rights but no dispositive powers. Shares held by individuals through their 401(k) accounts are also reflected in their respective totals. Participants with shares allocated to their 401(k) accounts have voting rights and dispositive powers over those shares.

Beneficial Ownership of Equity Securities by Directors, Company Director Nominees and Executive Officers

	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Outstanding Shares of Common Stock
Ronald G. Barnes	2,695		0.06%
Padrick D. Dennis	17,191		0.37%
A. Wes Fulmer	14,868	(1)	0.32%
Jeffrey H. O’Keefe	32,897	(2)	0.71%
Katherine Paige Hunt (formerly Paige Reed Riley)	223		0.01%
George J. Sliman, III	4,104	(5)	0.09%
Chevis C. Swetman	508,476	(4)	11.01%
Leslie B. Fulton	—		— %

All directors, director nominees and executive officers of the Company as a group (13 persons)	1,525,833	(3)	33.04%

(1) Includes shares allocated to Mr. Fulmer’s ESOP accounts and 401(k) accounts, respectively.

(2) Includes shares owned by a private company, in which Mr. O’Keefe has a 100% ownership interest. Of this amount, 26,500 shares of Common Stock have been pledged as collateral for a loan to Mr. O’Keefe from the Company’s bank subsidiary.

(3) 84,441 shares of Common Stock have been pledged as collateral for a loan to an executive officer from an unaffiliated party.

(4) See Note (3) at Section V.

(5) Includes 1,104 shares owned by the Estate of Sam Mavar, Jr., for which Mr. Sliman serves as Executor; however, Mr. Sliman does not have any direct or indirect pecuniary interest in those shares.

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Stilwell urges you to sign, date, and return the enclosed GREEN universal proxy card today to vote FOR Stewart F. Peck.

•	If your shares of Common Stock are registered in your own name, please sign and date the GREEN universal proxy card and return it to Stilwell, c/o Okapi Partners LLC today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a GREEN universal voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions about how to vote electronically. You may also vote by signing, dating and returning the voting form.

As Stilwell is using a “universal” proxy card containing Stewart F. Peck as well as the Corporation’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Stilwell strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Corporation. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions or need assistance in voting your shares, please call Stilwell:

Stilwell Activist Investments, L.P.

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

Direct: 787- 985-2194

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Mr. Jeremy Provost

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Main: 212-297-0720

Stockholders Call Toll-Free: 844-343-2625

info@okapipartners.com

www.okapivote.com/PFBX

▼ DETACH PROXY CARD HERE ▼

PROXY

PEOPLES FINANCIAL CORPORATION 2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY STILWELL ACTIVIST INVESTMENTS, L.P. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION (COLLECTIVELY, “STILWELL”)

THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL CORPORATION IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints Mr. Charles Garske, Ms. Megan Parisi and Mr. Luis J. Lopez, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $1.00 per share, of Peoples Financial Corporation (“Peoples Financial” or the “Corporation”), which the undersigned is entitled to vote at the Corporation’s 2026 Annual Meeting of Stockholders scheduled to be held on Wednesday, April 22, 2026, at 6:30 p.m., Central Time, at the Corporation’s offices located in The Swetman Building at The Peoples Bank, Suite 204, 727 Howard Avenue, Biloxi, Mississippi 39530 (including any adjournments, postponements, continuations and reschedulings thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the Stilwell Nominee, “FOR” the ratification of the appointment of EisnerAmper LLP as the Corporation’s independent registered public accounting firm and “AGAINST” the advisory (non-binding) proposal to approve the compensation of the Corporation’s named executive officers. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting. Stilwell’s Proxy Statement and form of GREEN universal proxy card are available at www.okapivote.com/PFBX.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time the day before the Annual Meeting date.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

[X] Please mark vote as in this example

Stilwell recommends that you vote “FOR” the Stilwell Nominee and DO NOT vote “FOR” the Corporation’s nominees listed below in Proposal 1.

You may submit votes “FOR” up to six nominees in total. You are permitted to vote for less than six nominees. Importantly, if you mark more than six “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid. If you mark fewer than six “FOR” boxes with respect to the election of directors, this proxy card, when duly executed, will be voted only “FOR” those nominees you have so marked.

1.	ELECTION OF SIX PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

STILWELL NOMINEE	FOR	WITHHOLD
a) Stewart F. Peck	☐	☐

NOMINEES OF THE CORPORATION OPPOSED BY STILWELL	FOR	WITHHOLD
a) Ronald G. Barnes	☐	☐
b) Padrick D. Dennis	☐	☐
c) Jeffrey H. O’Keefe	☐	☐
d) Katherine Paige Hunt	☐	☐
e) George J. Sliman, III	☐	☐
f) Chevis C. Swetman	☐	☐

Stilwell recommends you vote “FOR” Proposal 2.

2.	RATIFICATION OF THE APPOINTMENT OF EISNERAMPER LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR PEOPLES FINANCIAL CORPORATION
☐ FOR	☐ AGAINST	☐ ABSTAIN

Stilwell recommends you vote “AGAINST” Proposal 3.

3.	ADVISORY (NON-BINDING) PROPOSAL TO APPROVE COMPENSATION OF THE CORPORATION’S NAMED EXECUTIVE OFFICERS
☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.